

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-mail
John Irvin
Chief Financial Officer
The Ex One Company, LLC
127 Industry Boulevard
North Huntingdon, PA 15642

> **Re:** **The Ex One Company, LLC**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 20, 2012**
> **CIK No. 0001561627**

Dear Mr. Irvin:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   With a view toward revised disclosure, please tell us the percentage of your revenue you generate from each of the industries identified on the bottom of your gatefold graphics following the cover page.

Prospectus Summary, page 1

2.   Please revise your summary to disclose (1) that you will use $9.6 million of the proceeds to repay indebtedness to an entity controlled by your CEO and (2) the recent covenant breach regarding your bank line of credit.

3. Please expand your response to prior comment 4 to address the additional time required for producing metal parts discussed on page 71 of the Wohlers Report that you cite. Also, revise your summary to clarify the extent to which other companies can currently print using the materials you identify on page 1, as indicated in your response. In this regard, we note the list of competitors on page 2 of the Science and Technology Policy Institute report that you cite. Further, please reconcile your disclosure regarding your ability to print in stainless steel with page 95 of the Wohlers Report, which indicates that you are currently printing in a steel-bronze composite. Refer to prior comment 7.

4. Please expand your response to prior comment 5 to tell us the specific "business volume" you have with each of the customers identified and whether there are other customers not identified with whom you have similar business volume. Please note that you should not identify customers because they are "recognizable to potential investors." Accordingly, please revise your list to identify only those customers with whom you have a significant business volume, quantifying the volume, or tell us why you continue to believe your present list should be retained.

Liquidity and Capital Resources, page 46

5. Please disclose the steps you are taking to cure the lack of compliance with the covenant discussed in Note (A) on page 46 and the impact of the breach, if any, on (1) your current loan arrangements and (2) your ability to obtain additional financing. In addition, tell us what consideration you have given to adding risk factor disclosure.

Business, page 52

6. Please reconcile your response to prior comment 23 regarding the lack of quality issues with the discussion of additive manufacturing part strength in Part V of the Atlantic Council Strategic Foresight Report you cite in your response to prior comment 4. Also, please address the manufacturing speed issues discussed in the same section of the report.

Customers, page 66

7. Please expand your response to prior comment 24 to clarify your dependence on a limited number of customers implied by your disclosure in Note 17 on page F-55.

Certain Relationships and Related Party Transactions, page 75

8. Please provide us your analysis of how you determined the equipment purchaser identified on page F-32 is not a related party as defined in Regulation S-K Item 404, citing the relevant facts.

<u>General</u>

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any other questions.

                  Sincerely,

                  /s/ Amanda Ravitz

                  Amanda Ravitz
                  Assistant Director

cc: Warren J. Archer
       Morella & Associates
       A Professional Corporation